UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-39549

NOTIFICATION OF LATE FILING	CUSIP NUMBER 38246G108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 30, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GOODRX HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

2701 Olympic Boulevard
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90404
City, State and Zip Code
PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
GoodRx Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.
As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
November 2, 2026, the Company has concluded that its condensed consolidated financial statements for the fiscal quarter and year-to-date periods ended March 31, 2026 and June 30, 2026 (collectively, the “Affected Periods”)
should no longer be relied upon. Specifically, in connection with an Audit and Risk Committee review of the
Company’s revenue recognition for certain transactions related to Pharma Direct revenue, the Company determined that a portion of revenue was not recognized during each Affected Period that should have been recognized in each such period in accordance with Accounting Standards Codification 606. This error resulted in an understatement of
Pharma Direct revenue and total revenue in each Affected Period. The correction of the foregoing errors impacts the condensed consolidated financial statements as of and for the three and nine months ended September 30, 2026.
The Company has not yet completed the restatement of the condensed consolidated financial statements for the
Affected Periods or its analysis of the impact of the restatement on its internal control over financial reporting and, therefore, cannot complete the condensed consolidated financial statements as of and for the three months ended
September 30, 2026 and related Form 10-Q.
The Company currently expects to report that one or more material weaknesses in internal control over financial reporting existed as of March 30, 2026, June 30, 2026, and September 30, 2026.
The Company plans to release third quarter 2026 earnings results and file its Form 10-Q promptly within the extension period of 5 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company will make a further announcement in a subsequent press release to schedule the date and time of the earnings conference call.
Forward Looking Statements
This notification of late filing contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected material weakness in internal control over financial reporting and the Company’s expectations that it will file the Form
10-Q within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations.
These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: risks related to the restatement of the Company's condensed consolidated financial statements and the sufficiency of the Company's internal control over financial reporting, including without limitation that the Company is not able to complete the restatement of the Affected Periods and file its Form 10-Q in the time period that it currently expects. These and other important factors discussed under the caption “Risk Factors” in our
Annual Report on Form 10-K for the year ended December 31, 2025, and our other reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin Fengler	855	268-2822
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   ☐  Yes     ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GOODRX HOLDINGS, INC.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2026	By:	/s/ Justin Fengler
Justin Fengler
Chief Financial Officer and Chief Strategy & Operations Officer